3022 West North Hollywood Way ● Burbank, CA 91505 (800) 900-9729 ● (818) 260-0930 ● Fax 818) 260-0445

September 21, 2016

United States

Securities and Exchange Commission

Washington, D. C. 20549

Attn: Kate Tillan

Senior Assistant Chief Accountant

Office of Electronics and Machinery

Dear Ms. Tillan,

In responding to your letter regarding Comments on Form 10-K for fiscal year ended 12-31-2015, Form 10Q for Quarterly period ended 6-30-2016 and Form 10-K for fiscal year ended 12-31-2013, please be advised of the following:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year End Ended December 31, 2015

1.	We note your disclosure on page 2 regarding a letter from the FDA dated October 28, 2010 denying clearance for your imaging technology and device. Please revise to clarify the basis for the FDA’s denying clearance of your product in 2010. Please also disclose any prior 510(k) submissions prior to July 2010 and the outcomes of those submissions. Refer to Regulation S-K 101(h)(4)(viii).

Company Response: The following disclosures were added to the Current Overview section of the Form 10-K/A for the year ended December 31, 2015:

A.	Imaging3 made its initial 510(k) submission for the Dominion Scanner in June 2007. The FDA denied clearance in July 2008, concluding that the device was not substantially equivalent to the predicate devices.

B,	Imaging3 made a second 510(k) submission for the device in September 2009. The FDA again denied clearance and, in a letter dated January 5, 2010, informed Imaging3 of the denial. In that letter, the FDA informed Imaging3 that it could not determine whether the Dominion Scanner was substantially equivalent to the predicate devices and identified certain deficiencies.

C.	Imaging3 made another 510(k) submission for the Dominion Scanner in July 2010. The FDA again determined that the device was not substantially equivalent to the predicate devices.

D.	The October 28, letter also enumerated several issues that would need to be resolved before the review of a new 510(k) submission for the Dominion Scanner could be successfully completed, including numerous specific concerns regarding the safety of the device and the quality of the images.

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E.	The October 28, letter also stated that the images submitted by Imaging3 of the Dominion Scanner provided in a format with “no diagnostically useful information.” As result, the letter noted, the FDA could not determine whether “the machine [was] bad, the acquisition [was] bad, or the window/level setting [was] bad.”

F.	On October 28, FDA also informed Imaging3 and Janes that the software documentation provided in the

G.	The FDA also stated in its October 28, letter had concerns about the potential for significant vibrations that could “affect image quality.”

H.	The FDA also stated in its October 28, letter that it had concerns about overheating in the Dominion Scanner.

Patent, page 5

2.	Please revise to disclose the status and effect of any liens on your patent.

Company Response: The following disclosure will be added to the Proprietary Technology section of the Form 10-K/A for the year ended December 31, 2015:

As of December 31, 2015 Imaging3 Inc. had one UCC filing against assets that were obtained by Gemini Capital in conjunction with secured notes.

Results of Operations…, page 20

3.	Please revise this section to disclose how your bankruptcy reorganization contributed to the decrease in warranty sales in 2015. Also, address how the reasons for the reorganization affecting your sales in 2015 differed from how the reorganization affected your sales in 2014, if at all.

Company Response: The following disclosure was revised in the Results of Operations section of the Form 10-K/A for the year ended December 31, 2015:

Imaging3 reorganization influenced our ability to raise capital and maintain the personnel needed to sell and service remanufactured OEC C-ARM’s. Imaging3 lost all of their sales personnel and all of their operational technical support staff due to budget restraints in 2014-2015. Whereas affecting revenue year over year and affecting future sales of equipment and maintenance plans. The declining revenue in 2015 was a continuation of the declining revenue experienced during 2014.

Please see the revised draft 10-K which will be submitted in the 10-K 2015. Page 26 Paragraph 6.

Liquidity and Capital Resources, page 21

4.	Please revise to disclose the reasons for the changes in your liquidity situation that you mention in this section. For example, what led to the decrease in cash in 2015 compared to 2014? Also, revise to disclose your uses of cash, including the $606,975 you raised through financing activities in 2015. We also note the table on page 37 displaying the status of your delinquent payments pursuant to your reorganization plan. Please revise this section to disclose the total amount of your delinquency under the plan and how you plan to meet those payment obligations. Also revise the Liquidity section in your Form 10-Q for the fiscal quarter ended March 31, 2016 accordingly. Refer to Items 303(a)(1) and (a)(2) of Regulation S-K and Instructions 1 and 2 to Item 303(a). For additional guidance, refer to Section IV of SEC Release No. 34-48960 (Dec. 29, 2003).

3022 West North Hollywood Way ● Burbank, CA 91505 (800) 900-9729 ● (818) 260-0930 ● Fax 818) 260-0445

Company Response: The following disclosure was revised in the Liquidity and Capital Resources section of the Form 10-K/A for the year ended December 31, 2015:

Imaging3 reorganization severely affected the ability to maintain personnel needed to sell and service remanufactured C-ARM’s. Imaging3 lost all technical and sales related personnel. Thus, adversely influencing the ability to generate revenue from future sales of equipment and service contracts. Cash raised through financing activities went towards business operations, legal advocates, auditors, and BK payments.

Item 8. Financial Statements and Supplementary Data

Note 1. Organization and Description of Business, page 28

5.	We note the disclosures that you believe Imaging3 technology has the potential to contribute to the improvement of healthcare and that management believes that Imaging3 technology has extraordinary market potential in an almost unlimited number of medical applications. Please have your auditor explain how it met the standards of auditing field work, including evidential matter, in auditing these statements. Refer to AU 326. Otherwise, remove the statements from this note in future filings, including the requested amendment.

Company Response: We have removed the statement from this footnote.

Note 2. Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation, page 28

6.	Please revise future filings, including any amendments, to clarify that the financial statements reflect your adoption of fresh-start accounting as of July 1, 2013.

Company Response: The following language was included in footnote 2.

Imaging3 applied fresh start accounting as of July 1, 2013.

7.	Your disclosure in the last paragraph about the presentation of reorganization items and Chapter 11 related liabilities does not appear to be applicable to the financial statements included in this filing. Please remove the disclosure in future filings, including any amendments, or clarify why you refer to those items.

Company Response: We have removed the statement from this footnote.

Revenue Recognition, page 29

8.	We note that you recognize revenue upon shipment and you do not manufacture or stock the devices you sell. Please describe to us your arrangements for product purchases with your vendors and shipping and sales with your customers and explain why these arrangements support your recording revenue upon shipment.

3022 West North Hollywood Way ● Burbank, CA 91505 (800) 900-9729 ● (818) 260-0930 ● Fax 818) 260-0445

Company Response: All parts or medical equipment sold thru Imaging3 are purchased directly from the manufacture on an as needed basis. Then remanufactured, tested and packaged prior to shipping. PO’s were issued for the purpose of equipment to vendors and invoices issued for the sales to the company’s clients. Our shipping terms are typically FOB Shipping Point and the Company has no post-delivery obligations for the product. As such, we generally recognize revenue at the time we ship products to customers.

Note 11. Commitments and Contingencies

Litigation, page 36

9.	Please expand your disclosure in future filings, including any amendments, to clearly describe the SEC Civil Action discussed in the first paragraph and to summarize the terms of the settlement.

Company Response: The company will expand disclosure in future filings for litigation matters.

10.	On page 37, you listed a number of delinquent obligations. Please tell us and disclose in future filings, including any amendments, the amounts and the line items of these obligations that are included in your financial statements. For any amounts that are not included, please disclose why.

Company Response: The following disclosure was revised in Footnote 11 of the Form 10-K/A for the year ended December 31, 2015:

As of December 31, 2015, the Company has accrued approximately $1.3 million related to these past due liabilities, which are included in Accounts Payable on the accompanying balance sheet.

Item 9A. Controls and Procedures

Management’s Report on Internal Control Over Financial Reporting, page 39

11.	Your Management´s Report on Internal Control over Financial Reporting does not identify the version of the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control - Integrated Framework that was used to perform your assessment. Please tell us the COSO framework used by your management and, as required by Item 308(a)(2) of Regulation S-K, revise the report in future filings, including any amendments, to identify the framework used.

Company Response: We have revised Item 9A to clarify that we use COSO’s 2013 framework.

Form 10-Q for the Quarterly Period Ended June 30, 2016

Part I, Item 1. Financial Statements

Note 2. Basis of Presentation and Summary of Significant Accounting Policies

3022 West North Hollywood Way ● Burbank, CA 91505 (800) 900-9729 ● (818) 260-0930 ● Fax 818) 260-0445

Basis of Presentation, page 4

12.	You disclose that as of January 8, 2016, you are in default on certain of the covenants under the Plan. Please tell us why you disclose the default date is January 8, 2016, and not an earlier date. Revise to summarize the covenants under which you have defaulted and the ramifications of the default, or cross-reference to where you provide that discussion elsewhere in the notes to your financial statements.

Company Response: The reason the disclosed the default date was January 8, 2016 was because the obligations matured as of that date.

Note 10. Commitments and Contingencies

Litigation, page 12

13.	Refer to the paragraph following the table on page 13. Please also disclose or cross reference to where you disclose on page 4 that you are in default. If a creditor or party in interest is trying to convert or dismiss the case, please disclose the date and nature of the actions taken.

Company Response: The Company is negotiating with the parties to extend the Notes in Default and feels reasonably sure that it can reach an agreement. The company will cross-reference the notes payable in the paragraph following the table on page 13.

Item 2. Management’s Discussion and Analysis …, page 14

14.	We note your disclosure throughout this section that the decrease in your revenue and other changes in your results of operations for the three and six months ended June 30, 2016 were “due to decreased sales.” Please revise to disclose the underlying cause of the decrease in sales, such as changes in volume or selling prices. If any of these changes in financial measures are attributable to more than one factor, please quantify the effects of each factor on that change and disclose any related known trends. Refer to Item 303(a)(3) of Regulation S-K and Section III.B.4 of SEC Release No. 34-48960 (Dec. 29, 2003).

Company Response: We have revised our Management’s Discussion and Analysis to include the following:

The decrease in revenue for the three and six months ended June 30, 2016 was a direct result of changes in business direction. The Company has readdressed its marketing program towards the FDA 510k submittal. Imaging3 is focused on research and development of its Smart-scan technology and obtaining 510k FDA approval going forward.

Imaging3 reorganization severely affected the ability to maintain personnel needed to sell and service remanufactured C-ARM’s. Imaging3 lost all technical and sales related personnel. Thus, adversely influencing the ability to generate revenue from future sales of equipment and service contracts. Cash raised through financing activities went towards business operations, legal advocates, auditors, and BK payments.

Liquidity and Capital Resources, page 16

15.	Your discussion of your working capital requirements does not address the amounts owed under the reorganization plan. If you do not plan to meet those obligations, please revise to state so clearly. Alternatively, please revise to address how your obligations under the plan affect the other expenditures disclosed herein. Also address whether you plan to prioritize the expenditures disclosed in this section or your payments under the reorganization plan.

3022 West North Hollywood Way ● Burbank, CA 91505 (800) 900-9729 ● (818) 260-0930 ● Fax 818) 260-0445

Company Response: The Company plans on raising sufficient capital to address obligations under the reorganization plan for the foreseeable future. The company has contracted an IR firm to help raise capital and will continue through either a Private Placement Memorandum or Institutional investors to settle BK class of claims. The initial raise will be to satisfy existing reorganization obligations. The company’s existing obligations concerning the claims and payments are listed under litigation on pg. 13.

Part II, Item 1. Legal Proceedings, page 18

16.	We note your reference on page 13 to the possible conversion of your Chapter 11 bankruptcy case into Chapter 7. Please revise this section to disclose any motions that have been filed to convert the case to Chapter 7, the principal parties to such motions, as well as the status of such motions. Also revise to explain in a clear, concise and understandable manner how any conversion to Chapter 7 bankruptcy would affect the company’s operations and its assets and liabilities. Please revise future filings as appropriate.

Company Response: The Company’s position at that time was to disclose to its investor base transparency as it pertained to the reorganization.

We will revise the filing to include the following disclosure:

There are no current filings to convert the company to chapter 7. However since this filing, the company is sufficiently poised to complete reorganization under Chapter 11. Currently, there are no filings to convert the reorganization plan from Chapter 11 to Chapter 7 and we anticipate no such filings. If the reorganization plan is successfully converted to Chapter 7 from Chapter 11, the Company may have to cease operations.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 8. Financial Statements and Supplementary Data

Statements of Cash Flows, page 31

17.	Please tell us how you have considered ASC 852-45-13, which requires that reorganization items be disclosed separately within the operating, investing and financing categories of the statement of cash flows.

Company Response: We have revised our statement of cash flows to reflect application of ASC 852-45-13.

Note 4. Petition for Relief under Chapter 11 of the Bankruptcy Code, page 37

18.	You reported Reorganization items, net, on your statement of operations for all periods presented. Please provide us a detailed breakdown of its components, including any gains or losses as a result of the settlements listed under Note 4.

Company Response: The Reorganization items, net, line on our statement of operations is comprised entirely of fees incurred with our bankruptcy attorney, Greenberg Glusker.

3022 West North Hollywood Way ● Burbank, CA 91505 (800) 900-9729 ● (818) 260-0930 ● Fax 818) 260-0445

19.	You provided a calculation of the excess of liabilities over reorganization value on the top of page 39. However, the amount of $4,629,370 for liabilities deferred pursuant to the Chapter 11 proceeding does not agree with the amount of $4,000,650 as disclosed under liabilities subject to comprise on page 40. Please reconcile the difference for us.

Company Response: We note per ASC 805-10-20, an allowed claim is “The amount allowed by the Bankruptcy Court as a claim against the estate. This amount may differ from the actual settlement amount.”“ During the bankruptcy proceedings, there were changes to certain obligation amounts as a result of payments, additional accruals, additional claims allowed by the court, and newly funded debts that were subject to the bankruptcy proceeding.

We will revise the disclosure on page 39 as follows due to the erroneous inclusion of certain allowed claims as both post-petition liabilities and liabilities deferred pursuant to Chapter 11 proceeding:

The Company adopted fresh-start reporting because holders of existing voting shares immediately before filing and confirmation of the Plan received less than 50% of the voting shares of the emerging entity, and its reorganization value is less than the aggregate of all post-petition liabilities and allowed claims, as shown in the following table:

Post-petition current liabilities	$919,397
Allowed claims pursuant to Chapter 11 proceeding	4,387,093
Total post-petition liabilities and allowed claims	5,306,490
Reorganization value	4,963,957
Excess of liabilities over reorganization value	$342,533

20.	We note that you recognized $4,839,139 for reorganization value in excess of amounts allocable to identifiable assets as a result of fresh start accounting as of July 1, 2013. We also note that you impaired the amount during the six months ended December 31, 2013. Please tell us the key changes in your assumptions and inputs that resulted in the change in your enterprise value and the facts and circumstances that lead to your changes.

Company Response: The valuation of the enterprise as of the date we applied fresh start accounting was based on a probability weighted discounted cash flow model that contemplated the company obtaining FDA approval of our imaging technologies. By the end of fiscal 2013, the company experienced a lack of funding and had no capital commitments from potential investors. As such, we were unable to advance toward FDA approval. Consequently, the company had difficulty obtaining FINRA and SEC approval to obtain public status. These triggering events were evaluated by management and it was determined as of the end of the fiscal year that the reorganization value in excess of amounts allocable to identifiable assets recognized as of the emergence from bankruptcy was impaired and a corresponding impairment charge was recognized during the period ended December 31, 2013.

General

21.	We note that you are delinquent in filing your Form 10-K for the fiscal year ended December 31, 2012. Please file the required report.

Pursuant to our discussions with the SEC on November 2, 2016 we are taking steps to try to obtain the consent of our former auditors to use the 2011 audit performed by them in our 2012 Form 10-K which is complete but has not been filed solely because we have not been able to obtain that consent. If and when we obtain that consent, we will immediately file the 2012 Form 10-K. In the meantime, we are exploring the possibility and feasibility of having our current auditors re-audit 2011 in case we cannot obtain the 2011 consent from our former auditors.

We trust the notes regarding adequately address your comments with respect to these filings. We look forward to working with you more closely regarding future filings.

Sincerely,

Dane Medley

Chief Executive Officer